HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061

                               September 14, 2016

Steve Lo
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   United Cannabis Corporation
            Form 10-K for the year ended December 31, 2015
            File No. 00-54582

     This office represents United Cannabis Corporation (the "Company"). This letter provides the Company's responses to the comments received from the staff by letter dated August 9, 2016 with respect to the above captioned filing. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter.

     1.   The fifth paragraph of Item 7 will be amended to read as follows:

          Revenue increased by approximately $376,000 during the year ended December 31, 2015. This increase in revenue was due to an increase in the recognition of deferred revenue for consulting services of approximately $30,000, the sale of oil extractions in the amount of approximately $190,000, and an increase in licensing fees of approximately $156,000. Gross profit, as a percentage of total revenue, was 73% for the year ended December 31, 2015 as compared to 96% for the year ended December 31, 2014.

     2. Since the Company does not manufacture any products, the Company does not own any material amounts of inventory. The products described on page 2 of the report are manufactured by third parties under licenses from the Company. The Company was not carrying any inventory at December 31, 2015 or 2014.

     3. The following paragraph will be will be added to Item 7 of the 10-K report under the caption "Capital Resources and Liquidity".

          On December 18, 2014, we borrowed $600,000 from Slainte Ventures, LLC, an unrelated third party. The loan was evidenced by an unsecured promissory note bearing interest at 12%. In October 2015, we borrowed fund from a third party and did not apply the borrowed funds to the Slainte note resulting in a default under the terms of the note. On March 16, 2016 we entered into an agreement with Slainte whereby Slainte waived default, and extended the maturity date of note until December 17, 2016. Slainte also agreed to accept a warrant in lieu of interest due on the loan. See Note 20 to the financial statements included as part of this report for information concerning the terms of the warrant.

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     If you should have any questions  concerning the  foregoing,  please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          William T. Hart